U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

October 30, 2024

Re: Notice of Disclosure Filed in Exchange Act Quarterly Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that LivaNova PLC has made disclosure pursuant to those provisions in its Quarterly Report on Form 10-Q for the period ended September 30, 2024, which was filed with the Securities and Exchange Commission on October 30, 2024. The disclosure can be found within Part II, Item 5. Other Information in the Quarterly Report on Form 10-Q.

Respectfully submitted,

LivaNova PLC

By:	/s/ VLADIMIR MAKATSARIA
Vladimir Makatsaria
Chief Executive Officer

By:	/s/ ALEX SHVARTSBURG
Alex Shvartsburg
Chief Financial Officer